(LETTERHEAD OF AMERICAN EXPRESS CREDIT CORPORATION)

July 10, 2012

By EDGAR Correspondence

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:          American Express Credit Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 8, 2012
Form 8-K filed June 12, 2012
File No. 001-06908

Dear Ms. Hayes,

We refer to the comment letter, dated June 26, 2012 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the American Express Credit Corporation (the “Company”) filings referenced above.

Following up on Eric Envall’s conversation with Linda Zukauckas, Executive Vice President and Corporate Comptroller of American Express Company, on July 6, 2012, please let this letter serve to document the Company’s intention to respond to the Comment Letter by July 25, 2012.  As discussed, we are making this request to assure that we have adequate time to prepare appropriate responses to the Staff’s comments.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the reports and other filings it makes with the Commission and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the reports and other filings.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s patience and cooperation in this matter.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-640-2396 or Linda Zukauckas at 212-640-0300.

Very truly yours,

/s/ David L. Yowan

David L. Yowan
Chief Executive Officer

 cc:         Ms. Brittany Ebbertt
Ms. Stephanie Ciboroski
Eric Envall, Esq.
Michael Seaman, Esq.
Ms. Linda Zukauckas, American Express Company
Richard M. Starr, Esq., American Express Company
Mr. Ward R. Hamm, PricewaterhouseCoopers